UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IMARA Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45249V107

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45249V107	13G

1.	NAMES OF REPORTING PERSONS Lundbeckfond Invest A/S (“Lundbeckfond”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

  SOLE VOTING POWER

  1,432,722 shares of Common Stock, except that (i) Lene Skole (“Skole”), chief executive officer of Lundbeckfond, may be deemed to have sole power to vote these shares; (ii) the board of directors of Lundbeckfond (the “Board”) has delegated voting and dispositive power with respect to shares of the Issuer held by Lundbeckfond to Skole and may be deemed to have shared power to vote these shares; and (iii) Mette Kirstine Agger (“Agger”), managing partner of Lundbeckfonden Ventures, an affiliate of Lundbeckfond, and a member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	6.	SHARED VOTING POWER See response to row 5 above.
	7.

  SOLE DISPOSITIVE POWER

  1,432,722 shares of Common Stock, except that (i) Skole, chief executive officer of Lundbeckfond, may be deemed to have sole power to dispose of these shares; (ii) the Board has delegated voting and dispositive power with respect to shares of the Issuer held by Lundbeckfond to Skole and may be deemed to have shared power to dispose of these shares; and (iii) Agger, managing partner of Lundbeckfonden Ventures, an affiliate of Lundbeckfond, and a member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,722 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%(1)
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)

Based upon 17,407,441 shares of the Issuer’s Common Stock outstanding as of October 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q as filed with the United States Securities and Exchange Commission on November 5, 2020 (“Form 10-Q”).

CUSIP No. 45249V107	13G

1.	NAMES OF REPORTING PERSONS Lene Skole (“Skole”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

  SOLE VOTING POWER

  1,432,722 shares of Common Stock held directly by Lundbeckfond, except that (i) the Board has delegated voting and dispositive power with respect to shares of the Issuer held by Lundbeckfond to Skole and may be deemed to have shared power to vote these shares; and (ii) Agger, managing partner of Lundbeckfonden Ventures, an affiliate of Lundbeckfond, and a member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	6.	SHARED VOTING POWER See response to row 5 above.
	7.

  SOLE DISPOSITIVE POWER

  1,432,722 shares of Common Stock held directly by Lundbeckfond, except that (i) the Board has delegated voting and dispositive power with respect to shares of the Issuer held by Lundbeckfond to Skole and may be deemed to have shared power to dispose of these shares; and (ii) Agger, managing partner of Lundbeckfonden Ventures, an affiliate of Lundbeckfond, and a member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,722 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based upon 17,407,441 shares of the Issuer’s Common Stock outstanding as of October 30, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP No. 45249V107	13G

1.	NAMES OF REPORTING PERSONS Mette Kirstine Agger (“Agger”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER See response to row 6 below.
	6.

  SHARED VOTING POWER

  1,432,722 shares of Common Stock held directly by Lundbeckfond, except that (i) Skole, chief executive officer of Lundbeckfond, may be deemed to have sole power to vote these shares and (ii) the Board has delegated voting and dispositive power with respect to shares of the Issuer held by Lundbeckfond to Skole and may be deemed to have shared power to vote these shares.

	7.	SOLE DISPOSITIVE POWER See response to row 8 below.
	8.

  SHARED DISPOSITIVE POWER

  1,432,722 shares of Common Stock held directly by Lundbeckfond, except that (i) Skole, chief executive officer of Lundbeckfond, may be deemed to have sole power to dispose of these shares and (ii) the Board has delegated voting and dispositive power with respect to shares of the Issuer held by Lundbeckfond to Skole and may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,722 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based upon 17,407,441 shares of the Issuer’s Common Stock outstanding as of October 30, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP No. 45249V107	13G

Item 1.

(a)	Name of Issuer

IMARA Inc.

(b)	Address of Issuer’s Principal Executive Offices

116 Huntington Ave, 6th Floor

Boston, MA 02116

Item 2.

(a)	Name of Each Person Filing

This joint statement on Schedule 13G (this “Schedule 13G”) is being filed on behalf of each of the following persons:

Lundbeckfond Invest A/S (“Lundbeckfond”)

Lene Skole (“Skole”)

Mette Kirstine Agger (“Agger”)

The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Skole is the chief executive officer of Lundbeckfond. The board of directors of Lundbeckfond (the “Board”) have delegated voting and dispositive power with respect to shares of the Issuer held by Lundbeckfond to Skole. No individual member of the Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by the Lunbeckfond. The Board and Skole, the chief executive officer of Lundbeckfond, may be deemed to share voting and dispositive authority over the shares held by Lundbeckfond and reported in this Scehdule 13G. Agger is the managing partner of Lundbeckfonden Ventures, an affiliate of Lundbeckfond, and a member of the Board of Directors of the Issuer.

(b)	Address or the Principal Office or, if none, residence of each Person Filing

The principal business address for each Reporting Person is:

c/o Lundbeckfond Invest A/S

Scherfigsvej 7

DK-2100 Copenhagen, Denmark

(c)	Citizenship

Lundbeckfond is a private Danish corporation.

Each of Skole and Agger are citizens of Denmark.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

45249V107

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See row 9 of cover page for each Reporting Person.

(b)	Percent of class: See row 11 and corresponding footnote on the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page for each Reporting Person.*

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page for each Reporting Person.*

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page for each Reporting Person.*

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page for each Reporting Person.*

*	Each of the Reporting Persons, except Lundbeckfond, disclaims beneficial ownership of the shares owned by Lundbeckfond, except to the extent of their respective pecuniary interests therein.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the governing documents of Lundbeckfond, the stockholders of Lundbeckfond may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

CUSIP No. 45249V107	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2021

LUNDBECKFOND INVEST A/S

By:	/s/ Lene Skole

Name: Lene Skole
Title: Chief Executive Officer & Attorney-in-Fact*

By:	/s/ Mette Kirstine Agger

Name: Mette Kirstine Agger
Title: Attorney-in-Fact*

LENE SKOLE

/s/ Lene Skole

METTE KIRSTINE AGGER

/s/ Mette Kirstine Agger

*

This Schedule 13G was executed by Lene Skole and Mette Kristine Agger on behalf of the entity listed above, as indicated, pursuant to that certain Power of Attorney, a copy of which is already on file with the appropriate agencies.